Exhibit 99.1

DHT Holdings, Inc. first quarter 2016 results

HAMILTON, BERMUDA, May 2, 2016 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:

USD mill. (except per share)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	2015	2014
Net Revenue[1]	90.2	80.0	74.7	68.1	73.5	296.3	101.5
EBITDA	61.4	59.6	54.8	49.5	51.0	214.8	40.6
Net Income	31.5[2]	32.4[2]	27.5	22.2	23.2	105.4[2]	12.9
EPS – basic	0.34	0.35	0.30	0.24	0.25	1.13	0.18
EPS – diluted[7]	0.30	0.31	0.27	0.22	0.23	1.04	0.18
Interest bearing debt	654.4	662.5	621.9	628.2	654.4	662.5	661.3
Cash	77.5	166.8[3]	158.2	137.1	176.5	166.8[3]	166.7
Dividend[4]	0.25	0.21	0.18	0.15	0.15	0.69	0.11
Fleet (dwt)[5]	6,556,637	6,556,637	6,709,560	6,709,560	6,709,560	6,556,637	6,709,560
Spot exposure[6]	57.2%	49.9%	44.4%	46.3%	61.5%	50.5%	58.2%
Unscheduled off hire[6]	0.27%	0.17%	0.18%	0.31%	0.13%	0.20%	0.55%
Scheduled off hire[6]	0.00%	1.50%	0.00%	0.40%	0.00%	0.50%	2.4%

Highlights of the quarter:

●	EBITDA for the quarter of $61.4 million and net income of $31.5 million ($0.34 per basic share) including an impairment charge of $8.1 million (equal to $0.09 per basic share) related to the sale of the 2001 built Suezmax, the DHT Target.

●	The Company’s VLCCs operating in the spot market achieved time charter equivalent earnings of $62,600 per day in the first quarter of 2016.

●	The Company will pay a dividend of $0.25 per common share for the quarter payable on May 25, 2016 for shareholders of record as of May 16, 2016 which equates to 60% of net income excluding the impairment charge of $8.1 million.

1 Net of voyage expenses.
2 Q1 2016 includes an impairment charge of $8.1 million related to the sale of the DHT Target and Q4 2015 and 2015 includes a loss of $0.8 million related to the sale of the DHT Trader.
3 The cash balance as of December 31, 2015 includes $50 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
4 Per common share.
5 Q1 2016 includes three newbuildings totaling 899,700 dwt to be delivered in 2016. Q4 2015 and 2015 include five newbuildings totaling 1,499,500 dwt to be delivered in 2016.  2014 and Q4 2014 – Q3 2015 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6 As % of total operating days in period.
7 Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.

●	On January 4, 2016 and March 15, 2016, respectively the Company took delivery of the second and third of its six VLCC newbuildings from Hyundai Heavy Industries (HHI). The vessels are named DHT Leopard and DHT Lion and are trading in the spot market. The remaining three newbuildings will be delivered from July to October 2016. The newbuildings are all fully funded and are expected to contribute significantly to the company’s earnings power.

●	In Q1 2016, the company prepaid the credit facility for DHT Hawk and DHT Falcon in its entirety, $42.0 million, as well as a $4.9 million prepayment on the RBS credit facility. In connection with these prepayments the Company recorded a non-cash finance expense of $0.9 million related to unamortized upfront fees.

●	During the quarter, the Company repurchased $3.0 million of its convertible senior notes due 2019 in the open market at a price of 99% of par and 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share. In April 2016, the Company repurchased a further $1.0 million of its convertible senior notes due 2019 in the open market at a price of 99% of par.

●	In April 2016 the Company agreed to sell the DHT Target, a 2001 built Suezmax for $22.5 million and the vessel will be delivered to the buyers in May 2016. The sale is in support of the company’s fleet renewal program and took place during a period in which three VLCC newbuildings have been delivered since November 2015 and three further VLCC newbuildings will be delivered by October 2016. An impairment charge of $8.1 million was recognized on the reclassification of the vessel as asset held for sale in the first quarter 2016. The entire net proceeds will be applied to repay debt under the RBS facility being in support of the Company’s capital allocation policy and $22.3 million has been recorded as current portion of long term debt as of March 31, 2016.

●	DHT has a fleet of 20 VLCCs (including three VLCCs under construction at HHI to be delivered from July to October 2016) and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. Of the 19 vessels in operation, six of the VLCCs and the two Aframaxes are on fixed rate time charters and 11 VLCCs have spot market exposure. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

First Quarter 2016 Financials

We reported shipping revenues for the first quarter of 2016 of $107.6 million compared to shipping revenues of $95.6 million in the first quarter of 2015. The increase from the 2015 period to the 2016 period was due to a stronger market as well as an increase in the fleet with the delivery of the VLCCs DHT Jaguar in November 2015, DHT Leopard in January 2016 and DHT Lion in March offset by the sale of the Suezmax DHT Trader in December 2015.

Voyage expenses for the first quarter of 2016 were $17.3 million, compared to voyage expenses of $22.2 million in the first quarter of 2015. The decrease was mainly due to lower bunker cost for the vessels in the spot market offset by more vessels in the spot market in the 2016 period.

Vessel operating expenses for the first quarter of 2016 were $14.3 million, compared to $15.0 million in the first quarter of 2015. The reduction is due to an overall more cost efficient fleet with the delivery of newbuildings and sale of the 2000 built Suezmax DHT Trader at the end of 2015 – despite increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $20.8 million for the first quarter 2016, compared to $19.6 million in the first quarter of 2015. The increase was mainly due to the delivery of the VLCCs DHT Jaguar in November 2015 and DHT Leopard in January 2016 offset by the sale of the Suezmax DHT Trader in December 2015.

An impairment charge of $8.1 million has been recorded in the first quarter of 2016 related to the sale of DHT Target in April 2016, with delivery in May 2016.

General & administrative expense (“G&A”) for the first quarter 2016 was $6.5 million, consisting of $3.7 million cash and $2.8 million non-cash, compared to $7.4 million in the first quarter of 2015, consisting of $5.2 million cash and $2.2 million non-cash. Non-cash G&A includes accrual for social security tax. For the first quarter of 2016 the cash G&A includes a non-recurring expense of $0.2 million related to reduction in staff.  Also, the first quarter 2016 non-cash G&A includes about $1.1 million related to restricted shares granted in January 2016 vesting in three tranches with the first tranche vesting in February 2016.  For the remainder of 2016 we expect non-cash G&A of about $1.5 million per quarter.

Net financial expenses for the first quarter of 2016 were $9.1 million compared to $8.1 million in the first quarter of 2015. The increase is mainly due to a non-cash finance expense of $0.9 million in the first quarter of 2016 related to unamortized upfront fees in connection with the prepayment of the credit facility for DHT Hawk and DHT Falcon totaling $42.0 million.

We had net income in the first quarter of 2016 of $31.5 million, or $0.34 per basic share and $0.30 per diluted share, compared to net income of $23.2 million, or $0.25 per basic share and $0.23 per diluted share in the first quarter of 2015.

Net cash provided by operating activities for the first quarter of 2016 was $58.9 million compared to $42.8 million for the first quarter 2015.  The increase is mainly due to higher freight rates and an increase in the fleet in the 2016 period.

Net cash used in investing activities was $115.3 million and $19.8 million in the first quarter of 2016 and the first quarter of 2015, respectively, related to investment in vessels under construction.

As of March 31, 2016, the Company had paid pre-delivery installments totaling $135.9 million for the three newbuildings not yet delivered.  The remaining pre-delivery payment totaling $9.7 million is due in the second quarter of 2016 and will be drawn from cash at hand. The Company has secured bank debt financing for all the newbuildings totaling about 50% of the contract prices.

Net cash used in financing activities for the first quarter of 2016 was $32.9 million comprising $19.7 million related to cash dividend paid, $53.8 million in repayment of long term debt, $2.0 million related to purchase of DHT common stock and $3.0 million related to the repurchased of its convertible senior notes offset by $45.7 million related to the draw down of bank debt for one newbuilding. Net cash used in financing activities for the first quarter of 2015 was $13.2 million related to cash dividend paid and repayment of long term debt.

As of March 31, 2016, our cash balance was $77.5 million, compared to $166.8 million as of December 31, 2015.

We declared a cash dividend of $0.25 per common share for the first quarter of 2016 payable on May 25, 2016 for shareholders of record as of May 16, 2016.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the first quarter of 2016, we remain in compliance with our financial covenants.

As of March 31, 2016, we had 93,366,061 shares of our common stock outstanding compared to 92,850,581 as of March 31, 2015.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	2016	2015
Reconciliation of Net Revenue and EBITDA

Shipping revenues	107,555	94,647	91,962	82,870	95,635	107,555	365,114
Voyage expenses	(17,306)	(14,678)	(17,224)	(14,787)	(22,175)	(17,306)	(68,864)
Net Revenue	90,249	79,969	74,738	68,082	73,460	90,249	296,250

Vessel operating expenses	(14,288)	(15,351)	(15,386)	(14,038)	(15,020)	(14,288)	(59,795)
Impairment charge vessel held for sale	(8,100)	-	-	-	-	-	-
General and administrative expenses	(6,470)	(5,065)	(4,569)	(4,538)	(7,435)	(6,470)	(21,607)
EBITDA	61,391	59,554	54,783	49,507	51,005	69,491	214,848

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

DHT will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EDT/14:00 CEST on Tuesday May 3, 2016 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1152 within the United States, 23162771 within Norway and +44 20 7136 2051 for international callers. The passcode is “DHT” or “4727682”.

The webcast which will include a slide presentation will be available on the following link: http://edge.media-server.com/m/p/biohnsrq and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 10, 2016.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 4727682# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 21, 2016.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2016

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	March 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents		$77,533	166,775
Accounts receivable and accrued revenues	8	41,933	40,093
Prepaid expenses		5,192	2,540
Bunkers, lube oils and consumables		6,360	8,844
Asset held for sale	5	20,426	-
Total current assets		$151,445	218,251

Non-current assets
Vessels and time charter contracts	5	$1,132,227	986,597
Advances for vessels under construction	5	135,868	215,401
Other property, plant and equipment		732	579
Investment in associated company		3,102	2,976
Total non-current assets		$1,271,929	1,205,553

Total assets		$1,423,374	1,423,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$7,293	13,935
Derivative financial liabilities		3,295	3,058
Current portion long term debt	4	53,345	32,267
Deferred shipping revenues		5,079	3,575
Total current liabilities		$69,011	52,835

Non-current liabilities
Long term debt	4	$601,059	630,201
Derivative financial liabilities		2,697	2,876
Total non-current liabilities		$603,757	633,077

Total liabilities		$672,768	685,912

Stockholders’ equity
Stock	6, 7	$937	929
Additional paid-in capital	6, 7	883,649	878,236
Treasury shares	7	(2,031)	-
Accumulated deficit		(136,192)	(147,945)
Translation differences		(131)	(232)
Other reserves		4,373	6,904
Total stockholders equity		$750,606	737,893

Total liabilities and stockholders’ equity		$1,423,374	1,423,805

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		1Q 2016	1Q 2015
	Note	Jan. 1 - Mar. 31 2016	Jan. 1 - Mar. 31 2015
Shipping revenues		$107,555	95,635

Operating expenses
Voyage expenses		(17,306)	(22,175)
Vessel operating expenses		(14,288)	(15,020)
Depreciation and amortization	5	(20,767)	(19,640)
Impairment charge vessel held for sale	5	(8,100)	-
General and administrative expense		(6,470)	(7,435)
Total operating expenses		$(66,931)	(64,271)

Operating income		$40,624	31,365

Share of profit from associated companies		121	82
Interest income		20	42
Interest expense		(9,098)	(8,507)
Fair value gain/(loss) on derivative financial instruments		(58)	179
Other financial income/(expenses)		(76)	151
Profit/(loss) before tax		$31,532	23,312

Income tax expense		(1)	(88)
Net income/(loss) after tax		$31,531	23,224
Attributable to the owners of parent		$31,531	23,224

Basic net income/(loss) per share		0.34	0.25
Diluted net income/(loss) per share		0.30	0.23

Weighted average number of shares (basic)		93,425,018	92,608,451
Weighted average number of shares (diluted)		113,641,953	111,323,807

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit for the period	$31,531	23,224

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)	-	-
Total	$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary	5	(92)
Total	$5	(92)

Other comprehensive income	$5	(92)

Total comprehensive income for the period	$31,536	23,132

Attributable to the owners of parent	$31,536	23,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2016	Q1 2015
	Note	Jan. 1 - Mar. 31, 2016	Jan. 1 - Mar. 31, 2015

Cash flows from operating activities:
Net income / (loss)		31,531	23,224
Items included in net income not affecting cash flows:
Depreciation	5	20,767	19,640
Impairment charge vessel held for sale	5	8,100	-
Amortization of debt issuance costs		2,629	1,710
Fair value (gain) / loss on derivative financial instruments		58	(179)
Compensation related to options and restricted stock		3,335	2,218
Share of profit in associated companies		(121)	(82)
Unrealized currency translation lossess / (gains)		(208)	36
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(1,840)	(1,288)
Prepaid expenses		(2,652)	(356)
Accounts payable and accrued expenses		(6,642)	(9,998)
Deferred shipping revenues		1,503	2,221
Bunkers, lube oils and consumables		2,483	5,623
Net cash provided by operating activities		58,944	42,769

Cash flows from investing activities:
Investment in vessels		-	(44)
Investment in vessels under construction	5	(115,325)	(19,651)
Investment in property, plant and equipment		(10)	(144)
Net cash used in investing activities		(115,334)	(19,839)

Cash flows from financing activities
Cash dividends paid	7	(19,682)	(4,626)
Issuance of long term debt	4	45,676	-
Purchase of treasury shares	7	(2,031)	-
Purchase of convertible bonds	6	(3,036)	-
Repayment of long-term debt	4	(53,778)	(8,542)
Net cash provided by/(used) in financing activities		(32,851)	(13,168)

Net increase/(decrease) in cash and cash equivalents		(89,242)	9,762
Cash and cash equivalents at beginning of period		166,775	166,684
Cash and cash equivalents at end of period		77,533	176,446

Specification of items included in operating activities:
Interest paid		7,972	8,807
Interest received		20	47

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
 IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in
				Additional	Treasury	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015		92,510,086	$925	$873,522	$-	$(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax						23,224			23,224
Other comprehensive income							(92)		(92)
Total comprehensive income						23,224	(92)		23,132
Cash dividends declared and paid						(4,626)			(4,626)
Compensation related to options and restricted stock		340,495	3					2,215	2,218
Balance at March 31, 2015		92,850,581	$929	$873,522	$-	$(185,413)	$(388)	$6,926	$695,576

				Paid-in
				Additional	Treasury	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016		92,909,936	$929	$878,236	$-	$(147,945)	$(232)	$6,904	$737,893
Net income/(loss) after tax						31,531			31,531
Other comprehensive income						(95)	101		5
Total comprehensive income						31,435	101		31,536
Cash dividends declared and paid						(19,682)			(19,682)
Purchase of treasury shares		(359,831)			(2,031)				(2,031)
Purchase of convertible bonds				(445)					(445)
Compensation related to options and restricted stock		815,956	8	5,858				(2,531)	3,335
Balance at March 31, 2016		93,366,061	$937	$883,649	$(2,031)	$(136,192)	$(131)	$4,373	$750,606

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2016

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on April 27, 2016 and authorized for issue on May 2, 2016.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2015. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2015 audited consolidated financial statements.

Non-current assets held for sale
Non-current assets are classified separately as held for sale in the statement of financial position when their carrying amount will be recovered through a sale transaction rather then continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2016 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRS 14	Regulartory Deferral Accounts
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IFRS 10 and IAS 28	Sale of Contribution of Assets between an Investor and its Associate and Joint Venture
Amendments to IFRS 10, IFRS 12 and IAS 28	Investments Entities: Applying the Consolidation Exception

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of March 31, 2016, the Company had 20 vessels in operation; nine vessels were on fixed rate time charters and 11 vessels operating in the spot market. For the period from January 1, 2016 to March 31, 2016 five customers represented $23.3 million, $12.2 million, $9.1 million, $8.9 million and $7.1 million, respectively, of the Company’s revenues. For the period from January 1, 2015 to March 31, 2015, five customers represented $20.9 million, $18.2 million, $10.8 million, $7.5 million and $7.1 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of March 31, 2016, DHT had interest bearing debt totaling $680.2 (including the $147 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor

	Q2	Q3-Q4						Margin
	2016	2016	2017	2018	2019	Thereafter	Total	above Libor
RBS Credit Facility*	22.3	-	53.3	-		-	75.6	1.75%
ABN Amro/Nordea/DVB	0.7	1.4	2.8	2.8	2.8	36.6	47.0	2.60%
Nordea/DNB/DVB syndicate	5.1	10.2	20.4	20.4	220.2	-	276.4	2.50%
Credit Agricole - Samco Scandinavia	1.1	2.3	4.6	4.6	4.6	18.2	35.3	2.19%
Danish Ship Finance - DHT Jaguar	1.3	1.3	2.6	2.6	2.6	39.0	49.4	2.25%
Nordea/DNB - DHT Leopard	0.6	1.3	2.5	2.5	2.5	40.0	49.4	2.25%
Convertible Note					147.0	-	147.0
Total	31.2	16.4	86.2	32.9	379.6	133.9	680.2
Unamortized upfront fees bank loans							(6.6)
Difference amortized cost/notional amount convertible note							(19.2)
Total interest bearing debt							654.4

*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

RBS – DHT Maritime, Inc.
In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next installment will at the earliest take place in Q2 2016. As of March 31, 2016 the total outstanding under the RBS credit facility is $75.6 million with final maturity in July 2017. In April 2013 the Company made a prepayment of $25 million and the margin was increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc. In connection with the prepayment of the DHT Phoenix, DHT Eagle and DHT Hawk/DHT Falcon credit facilities in June 2015, October 2015 and February 2016, respectively, we were required to prepay $2.9 million, $3.9 million and $4.9 million, respectively, under the RBS facility (a proportionate amount of the RBS facility relative to the Company’s total debt). In connection with the sale of the DHT Trader in December 2015, we repaid $26.0 million under the RBS facility and in connection with the sale of the DHT Target we will repay $22.3 mill. in the second quarter of 2016.

ABN Amro/Nordea/DVB – three newbuildings
In July 2014 we entered into a credit facility totaling $141.0 million with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  With respect to each newbuilding each borrower is permitted to borrow an amount equal to the lower of $47.0 million per vessel and 50% of the estimated market value for each vessel at delivery. The drawdown of the first tranche under the credit facility totaling $47.0 million took place in March 2016 in connection with the delivery of the DHT Lion from HHI.  Borrowings bear interest at a rate equal to Libor + 2.60% and each tranche is repayable in 20 quarterly installments of $0.7 million and a final payment of $33.2 with the last installment (assuming borrowings of $47.0 million per tranche). In addition to the instalments and balloon payments described above, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $100 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – six Samco vessels and DHT Condor
In December 2014 we entered into a credit facility totaling $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the financing of Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger expected to be delivered in October 2016.  As of December 31, 2015 the total outstanding under the Credit Agricole credit facility is $36.5 million related to the Samco Scandinavia.  The financing of the Samco Scandinavia is repayable with 34 quarterly installments of $1.1 million each. The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt.

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar to be delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – DHT Leopard
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard to be delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

DNB – DHT Falcon and DHT Hawk
In February 2016 we prepaid the total outstanding under the DHT Falcon and DHT Hawk credit facility amounting to $42.0 million.

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par.

The Company has entered into firm commitments for the debt financing of all six of its newbuildings ordered at HHI, of which the financing for three of the newbuildings had been drawn as of March 31, 2016. The financings, which are drawn at delivery of each of the vessels, equals about 50% of the contract prices with an average margin above Libor of 2.4%.

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of March 31, 2016, DHT has six interest rate swaps totaling $180.7 million with maturity ranging from the fourth quarter of 2016 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of March 31, 2016, the fair value of the derivative financial liability related to the swaps amounted to $6.0 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. We have performed an impairment test using the “value in use” method as of March 31, 2016. In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 7.94%. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the first quarter of 2016. However, with regards to the DHT Target which we agreed to sell in April 2016, we have recorded an impairment charge of $8.1 million in the first quarter of 2016.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2016	$1,341,581	At January 1, 2016	$354,984
Transferred from		Depreciation and amortization	20,702
vessels under construction	194,858	Transferred to asset held for sale	(32,916)
Transferred to asset held for sale	(61,442)	Retirement	(1,400)
Retirement **	(1,400)	At March 31, 2016	$341,370
At March 31, 2016	$1,473,597

Carrying Amount
At January 1, 2016	$986,597
At March 31, 2016	$1,132,227

*Accumulated numbers
**Relates to completed amortization of time charter contract for Samco Taiga.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs, of which three vessel was delivered in November 2015, January 2016 and March 2016, respectively, with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification.
As of March 31, 2016 we have paid pre-delivery installments totaling $131.7 million for the three remaining newbuildings to be delivered in 2016. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2016	$215,401
Additions	115,325
Transferred to vessels	(194,858)
At March 31, 2016	$135,868

Carrying Amount
At January 1, 2016	$215,401
At March 31, 2016	$135,868

The following table is a timeline of future expected payments and dates relating to vessels under construction as of March 31, 2016*:

Vessels under construction (USD million)	Mar. 31, 2016	Jan. 1, 2016
Not later than one year	151.1	266.2
Later than one year and not later than three years	0.0	0.0
Later than three years and not later than five years	0.0	0.0
Total	151.1	266.2

*These are estimates only and are subject to change as construction progresses.

Note 6 – Equity and Convertible Bond Offerings
Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $7.2811 effective February 11, 2016. Based on the adjusted conversion price and after adjusting for the repurchase of $3.0 million of the convertible senior notes in the open market at a price of 99% of par in February 2016, the total number of shares to be issued would be 20,189,257.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2016	93,366,061	-
Shares to be issued assuming conversion of
convertible notes*	25,236,958
Numbers of shares authorized for issue
at March 31, 2016	150,000,000	1,000,000
Par value	$ 0.01	$ 0.01

*assuming the maximum fundamental change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
In March 2016 we purchased 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share.

Dividend payment:
Dividend payment as of March 31, 2016:
Payment date:	Total payment	Per common share
February 24, 2016	$ 19.7 million	$0.21
Total payment as of March 31, 2016:	$ 19.7 million	$0.21

Dividend payment:
Dividend payment as of Dec. 31, 2015:
Payment date:	Total payment	Per common share
November 25, 2015	$ 16.7 million	$0.18
August 20, 2015	$ 13.9 million	$0.15
May 22, 2015	$ 13.9 million	$0.15
February 19, 2015	$ 4.6 million	$0.05
Total payment as of Dec. 31, 2015:	$ 49.2 million	$0.53

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $41.9 million as of March 31, 2016 consists mainly of earned freight not received of $16.9 million and accounts receivable of $25.0 million with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 10 in the 2015 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On April 27, 2016 the Board approved a dividend of $0.25 per common share related to the first quarter 2016 to be paid on May 25, 2016 for shareholders of record as of May 16, 2016.

In April 2016, the Company repurchased $1 million of its convertible senior notes due 2019 in the open market at a price of 99% of par.

In April 2016 the Company agreed to sell the DHT Target, a 2001 built Suezmax for $22.5 million.  An impairment charge of $8.1 million was recognized on the reclassification of the vessel as asset held for sale in the first quarter 2016. The entire net proceeds will be applied to repay debt under the RBS facility and $22.3 million has been recorded as current portion of long term debt as of March 31, 2016.